UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	SEC File Number 001-34709

FORM 12b-25 NOTIFICATION OF LATE FILING	CUSIP Number 37946S107

(Check One):  [  ]Form 10-K  [  ]Form 20-F  [  ]Form 11-K  [X]Form 10-Q  [  ]Form 10-D  [  ]Form N-SAR  [  ]Form N-CSR

For Period Ended:   March 31, 2014

[   ]  Transition Report on Form 10-K
[   ]  Transition Report on Form 20-F
[   ]  Transition Report on Form 11-K
[   ]  Transition Report on Form 10-Q
[   ]  Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I – Registrant Information

Full Name of Registrant:	Global Geophysical Services, Inc.

Former Name if Applicable:	Not applicable.

Address of Principal Executive Office (Street and Number):	13927 South Gessner Road

City, State and Zip Code:	Missouri City, Texas 77489

Part II – Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.

[X]	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[ ]	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III – Narrative

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As previously disclosed in its Current Report on Form 8-K filed on March 27, 2014, the registrant filed a voluntary petition (Case No. 14-20130) for reorganization under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the Southern District of Texas, Corpus Christi Division. The registrant is unable to file its Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2014 within the prescribed time period because the compilation, dissemination, review and finalization of the information required to be presented in the report could not be completed within the prescribed time period without unreasonable effort or expense due to the focus of the registrant’s personnel, administrative and financial resources on the bankruptcy process.  As a result, the registrant’s financial results for the fiscal quarter ended March 31, 2014 have not been finalized. The registrant expects to file its Quarterly Report on Form 10-Q as soon as practicable.

Part IV – Other Information

(1)           Name and telephone number of person to contact in regard to this notification

Sean Gore	(713)	808-7264
(Name)	(Area Code)	(Telephone Number)

(2)           Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).

[X] Yes       [  ] No

(3)           Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[X] Yes       [  ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As previously disclosed in its Current Report on Form 8-K filed on March 27, 2014, the registrant filed a voluntary petition (Case No. 14-20130) for reorganization under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the Southern District of Texas, Corpus Christi, Division.  As a result of this filing and the registrants previously disclosed restatements in its most recent Annual Report on Form 10-K for the periods indicated in such report (including the first quarter ended March 31, 2013), the registrant’s results of operations for the quarter ended March 31, 2014 have not been finalized.

SIGNATURE

Global Geophysical Services, Inc. has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

GLOBAL GEOPHYSICAL SERVICES, INC.

By: /s/ Sean M. Gore
Sean M. Gore
Senior Vice President and Chief Financial Officer

Date: May 13, 2014